Exhibit 99.1

Ability Inc. Announces Closing of Stock Purchase Agreement

TEL AVIV, ISRAEL, January 15, 2019 (GLOBE NEWSWIRE) -- Ability Inc. (NASDAQ: ABIL) (TASE: ABIL) (the “Company”), which provides innovative tactical communications intelligence solutions, today announced the closing of the previously announced Stock Purchase Agreement, pursuant to which the Company purchased all the issued and outstanding shares of Telcostar Pte. Ltd., the supplier that develops and licenses to the Company on an exclusive basis Ultimate Interception (ULIN), the Company’s principal cellular interception system.

The closing resulted in the issuance by the Company of an aggregate of 354,609 ordinary shares of the Company, and the issuance of three warrants, each warrant exercisable for 100,000 ordinary shares of the Company at an exercise price of $3.807 per share, with the first warrant exercisable for 30 days from and after the first anniversary of the closing date, the second warrant exercisable for 30 days from and after the second anniversary of the closing date, and the third warrant exercisable for 30 days from and after the third anniversary of the closing date.

Immediately prior to the closing, the Company amended and restated the previously announced Stock Purchase Agreement in full, to, among other things, provide that all of the ordinary shares of the Company to be issued pursuant to the Stock Purchase Agreement shall be issued on the closing date of the transaction, and to make adjustments for certain payments between the parties under the existing reseller agreement between Ability Computers and Software Industries Ltd., a wholly-owned subsidiary of the Company, and Telcostar.

Simultaneously with the closing, the existing reseller agreement was terminated, and Telcostar entered into a services agreement with a service provider to Telcostar.

Following closing, the Company currently estimates that it will incur additional operating expenses of approximately $750,000 on an annualized basis, while the Company would no longer be subject to the revenue share arrangement under the terminated reseller agreement.

The Company has filed with the Securities and Exchange Commission a Report on Form 6-K providing a more detailed summary of the transaction together with copies of the transaction documents.

About Ability Inc.

Ability Inc. is the sole owner of Ability Computer & Software Industries Ltd. (“ACSI”) and Ability Security Systems Ltd. Headquartered in Tel Aviv, Israel, ACSI was founded in 1994. ACSI provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. ACSI has sold to governments and government agencies in over 50 countries. ACSI offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including Ultimate Interception (ULIN), which to our knowledge, is the first-to-market SaaS strategic interception system with voice and geolocation capabilities without geographic limitation. State-of-the-art technology underpins ACSI’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding ACSI may be found at http://www.interceptors.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, among other thing, statements regarding the acquisition. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to the integration and continued operations of Telcostar and the Company’s ability to achieve expected synergies, as well as other risk factors detailed in the Company’s filings with the SEC. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact at Ability:

Avi Levin
CFO
+972-3-6879777
avi@ability.co.il